UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TEEN EDUCATION GROUP, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

87900L 101

(CUSIP Number)

Qun Hu
Teen Education Group, Inc.
No. 288 Maodian Road, Liantang Industrial Park, Qingpu District
Shanghai, People’s Republic of China 201715
+86 21-39252120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	name of reporting person i.r.s. identification no. of above person (entities only) Qun Hu
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization France
number of shares beneficially owned by each reporting person with	7	sole voting power 1,300,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 1,300,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 1,300,000 shares 1
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 52% 2
14	type of reporting person* IN

1 The Reporting Person beneficially owns the shares indicated, which are owned of record by Delight Pride Limited (“Delight Pride”), a British Virgin Islands Company.

2 Based on 2,500,000 shares of common stock, par value $0.001 per share, issued and outstanding as of November 12 , 2010.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Teen Education Group, Inc. (the “Issuer”), a Delaware corporation.  The principal executive office of the Issuer is located at No. 288 Maodian Road, Liantang Industrial Park, Qingpu District, Shanghai, People’s Republic of China 201715.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is hereby filed by Mr. Qun Hu (the “Reporting Person”), a citizen of France.  Mr. Hu’s business address is No. 288 Maodian Road, Liantang Industrial Park, Qingpu District, Shanghai, People’s Republic of China 201715.  Mr. Hu is currently the Chairman of the Board of Directors of the Issuer and the director and sole shareholder of Delight Pride which is the principal shareholder of the Issuer upon the completion of the merger.

During the last five years, Mr. Hu (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a share exchange agreement (the “Exchange Agreement”), dated November 12, 2010, by and among the Issuer, Robert L. Wilson, the majority shareholder of the Issuer (the “Majority Shareholder”), Hongkong Charter International Group Limited, a Hongkong company (“Hongkong Limited”), and Qun Hu, the sole shareholder of Hongkong Limited (the “Hongkong Limited Shareholder”), the Issuer acquired all of the outstanding shares of Hongkong Limited from the Hongkong Limited Shareholder.  In exchange, the Issuer issued to the Hongkong Limited Shareholder, his designees or assigns, 2,250,000 shares of its common stock (the “Exchange Shares”) which represent approximately 90% of the issued and outstanding shares of the Issuer’s common stock on a fully diluted basis as of and immediately after the closing of the share exchange transaction (the “Share Exchange”).  In addition, Hongkong Limited Shareholder, Mr. Hu paid $350,000 in cash directly to the Majority Shareholder as additional consideration to him for the Issuer’s common stocks that he owned.

ITEM 4.	PURPOSE OF TRANSACTION.

Through the Share Exchange, the Issuer acquired all of the outstanding shares of Hongkong Limited which owns 100% of the issued and outstanding capital stock of Shanghai Vomart Auto Parts Co., Ltd. (“Vomart”).  Vomart, incorporated as a limited liability company in the  People’s Republic of China (“PRC” or “China”) on January 4, 2008, is an automotive parts distribution company in China.  Vomart become a wholly foreign owned enterprise under the laws of the PRC on May 12, 2010.  In connection with the Share Exchange, 1,300,000 of the Exchange Shares, representing 52% of the Issuer’s issued and outstanding common stock, were issued to Delight Pride.  Qun Hu is the director and sole shareholder of Delight Pride and as such, maintains sole dispositive power and discretion as to the voting and investment decisions of Delight Pride.  Mr. Hu disclaims beneficial ownership of the rest of 950,000 shares which constitute 38% of the Issuer’s issued and outstanding common stock and were issued to his designees and assigns in connection with the Share Exchange.  The individuals owning these 950,000 shares include Mr. Hu’s relatives, employees of Vomart and people who provided services to Vomart in the past.

Pursuant to the terms of the Exchange Agreement, the Majority Shareholder canceled a total of 2,000,000 shares of the Issuer’s common stock, which represents 100% of his security interests in the Issuer.

Except as set forth herein, the Reporting Person does not have any plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by him to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.                       INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person now beneficially owns 1,300,000 shares of the Common Stock which represent 52% of the issued and outstanding Common Stock of the Issuer as of November 12 , 2010.

(b) As to the 1,300,000 shares, the Reporting Person owns the following rights:

     Sole Voting Power:  1,300,000
     Shared Voting Power: 0
     Sole Dispositive Power: 1,300,000
     Shared Dispositive Power: 0

 (c) The Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

 (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

 (e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the arrangements pursuant to the Share Exchange described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item No	Description
2.1	Share Exchange Agreement by and among Teen Education Group, Inc., Robert L. Wilson, Hongkong Charter International Group Limited and Qun Hu, dated November 12, 2010 1

1 Incorporated by reference from our Current Report on Form 8-K filed with the Commission on November 12, 2010.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2011	By:	/s/ Qun Hu
Name: Qun Hu